Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

07026282

RECEIVED

August 20, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2008

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

8/28

Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2008

July 24, 2007

Name of Listed Company: Arisawa Mfg. Co., Ltd. Listed on the 1st Section of Tokyo Stock Exchange
Code No.: 5208 (URL http://www.arisawa.co.jp/)
Representative: President and CEO: Sanji Arisawa
Contact Person: Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

1. Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2008 (From April 1, 2007 to June 30, 2007)

(1) Consolidated Operating Results

(% indication shows the increase or decrease rate from the First Quarter in the previous period)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter of the Fiscal Year ending March 31, 2008	9,109	Δ22.4	348	Δ59.9	543	Δ49.9	275	Δ55.2
First Quarter of the Fiscal Year ending March 31, 2007	10,208	Δ30.5	990	Δ61.7	1,348	Δ55.0	924	Δ50.0
(Reference) Period ending March 31, 2007	42,652		2,743		3,580		2,213	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2008	7.87	7.86
First Quarter of the Fiscal Year ending March 31, 2007	17.31	17.22
(Reference) Fiscal Year ending March 31, 2007	62.83	62.75

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Net Worth Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2008	53,595	42,558	79.3	1,215.19
First Quarter of the Fiscal Year ending March 31, 2007	57,540	42,273	73.5	1,191.07
(Reference) Fiscal Year ending March 31, 2007	53,443	43,117	80.6	1,231.45

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
First Quarter of the Fiscal Year ending March 31, 2008	829	Δ793	Δ645	3,454
First Quarter of the Fiscal Year ending March 31, 2007	1,766	Δ392	Δ896	5,785
(Reference) Fiscal Year ending March 31, 2007	2,618	Δ1,971	Δ1,907	4,057

2. Expected Consolidated Results of the Fiscal Year ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

There is no change in the business results forecast as announced on April 25, 2007.

3. Others

(1) Changes in material subsidiaries during the period (changes in specific subsidiaries accompanying the changes in the scope of consolidation): None

(2) Adoption of simplified method of accounting: Yes

(3) Changes in accounting method in the recent consolidated fiscal year: Yes

Note: For more details, refer to "Qualitative Information and Financial Statements, etc." "4. Others" on page 4.

(Reference) Overview of Individual Business Results

1. Individual Business Results in First Quarter of the Fiscal Year ending March 31, 2008 (From April 1, 2007 to June 30, 2007)

(1) Individual Operating Results

(% indication shows the increase or decrease rate from the same quarter of the previous year)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter of the Fiscal Year ending March 31, 2008	8,531	Δ22.5	143	Δ77.2	488	Δ56.6	303	Δ58.7
First Quarter of the Fiscal Year ending March 31, 2007	11,011	17.2	628	Δ21.0	1,125	Δ7.5	735	Δ15.4
(Reference) Period ending March 31, 2007	39,672		1,770		2,644		1,756	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2008	8.68	8.67
First Quarter of the Fiscal Year ending March 31, 2007	20.73	20.62
(Reference) Fiscal Year ending March 31, 2007	49.86	49.80

(2) Individual Financial Condition

	Total Assets	Net Assets	Net Worth Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2008	42,495	32,598	76.6	930.54
First Quarter of the Fiscal Year ending March 31, 2007	47,058	32,847	69.8	925.47
(Reference) Fiscal Year ending March 31, 2007	42,102	33,094	78.5	945.02

2. Expected Individual Business Results of the Fiscal Year ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

There is no change in the business results forecast as announced on April 25, 2007.

* Explanation about Appropriate Use of the Forecast of Business Results and other Matters to be Noted

Forecast of business results stated in this material is based on the information which the Company has currently obtained and certain assumptions that the Company determines to be reasonable and the actual results might significantly vary from the forecast depending on various factors.

[Qualitative Information and Financial Statements, etc.]

1. Qualitative Information concerning Consolidated Business Results

In our related industry for the first quarter, in addition to tougher competition over digital products, including large size TVs and mobile phones, etc., material prices increased due to soaring crude oil prices, which made the business environment severe.

Under such circumstances, for the business of the Company, sales decreased mainly in the fields of display materials and electronic materials. As a result, sales were ¥9,109 million (a decrease of 22.4% as compared to the same period of the previous year), operating profit became ¥348 million (a decrease of 59.9% as compared to the same period of the previous year) and ordinary profit was ¥543 million (a decrease of 49.9% as compared to the same period of the previous year) and quarterly net profit was ¥275 million (a decrease of 55.2% as compared to the same period of the previous year).

(Reference) Sales Amount by Segment (Individual) (Unit: million yen)

	First Quarter of the Fiscal Year ending March 31, 2007		First Quarter of the Fiscal Year ending March 31, 2008		Increase or decrease rate from same period of the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	7,092	64.4%	5,669	66.5%	Δ20.1%
Display materials	1,957	17.8%	1,150	13.5%	Δ41.2%
Electric insulation materials	800	7.3%	749	8.8%	Δ6.4%
Industrial-use structural materials	817	7.4%	772	9.0%	Δ5.5%
Related goods	345	3.1%	191	2.2%	Δ44.6%
Total	11,011	100.0%	8,531	100.0%	Δ22.5%

2. Qualitative Information concerning Consolidated Financial Conditions

(1) Status of Assets, Liabilities and Net Assets

For Assets, cash and deposits decreased ¥1,102 million from the end of the previous consolidated fiscal year, but since notes accounts receivable increased ¥863 million and investment securities increased ¥611 million respectively, total assets increased ¥152 million from the end of the previous consolidated fiscal year to ¥53,595 million.

For Liabilities, as notes accounts payable increased ¥242 million and allowance for bonuses increased ¥231 million respectively, total liabilities increased ¥711 million from the end of the previous consolidated fiscal year to ¥11,037 million.

For Net Assets, as earned surplus decreased ¥634 million from the end of the previous consolidated fiscal year, total net assets decreased ¥559 million from the end of the previous consolidated fiscal year to ¥42,558 million.

(2) Status of Cash Flow

Cash and cash equivalents at the end of the current first quarter were ¥3,454 million, a decrease of ¥2,330 million from the same period of the previous year. Status and factors of each cash flow are as follows.

(Cash Flow from Operating Activities)

As the quarterly (current) net profit before taxes, etc., decreased, cash inflow was ¥829 million, a decrease of ¥937 million from the same period of the previous year.

(Cash Flow from Investing Activities)

Due to the increase in expenditures by acquisition of tangible fixed assets and investment securities, cash outflow increased ¥400 million from the same period of the previous year.

(Cash Flow from Financing Activities)

Due to the decrease in dividend payments, etc., cash outflow decreased ¥251 million from the same period of the previous year.

3. Qualitative Information concerning Forecast of Consolidated Business Results

Business results in the first quarter generally progressed as planned and no revision has been made to the forecast of interim and full-year business results, announced on April 25, 2007.

4. Others

(1) Changes in Material Subsidiaries during the Quarter (changes in specified subsidiaries accompanying changes in scope of consolidation)

No applicable matter

(2) Employment of Simplified Method of Accounting Method

Simplified method has been employed in appropriation standards of corporate income tax, etc.

(3) Changes in Accounting Method from the Current Consolidated Fiscal Year

In connection with the amendment of the Corporate Tax Law, from the current first quarter, depreciation method was changed to the method under the amended Corporate Tax Law for the tangible fixed assets acquired after April 1, 2007.

In this regard, as a result of the said change, the impact on ordinary profit and the quarterly net profit before tax is minimal.

1. Quarterly Consolidated (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	7,045,404		4,239,972		Δ2,805,431		5,342,698	
2. Notes and accounts receivable	10,733,182		10,547,975		Δ185,207		9,684,694	
3. Inventories	8,238,925		6,097,196		Δ2,141,729		6,331,117	
4. Deferred taxable assets	278,539		332,946		54,406		334,039	
5. Others	883,901		998,524		114,622		1,037,046	
Allowance for doubtful accounts	Δ45,429		Δ79,419		Δ33,989		Δ50,899	
Total Current Assets	27,134,525	47.1	22,137,196	41.3	Δ4,997,328	Δ18.4	22,678,696	42.5
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings and structures	7,414,650		7,188,884		Δ225,765		7,194,298	
(2) Machinery, equipment and delivery equipment	6,728,854		6,368,251		Δ360,603		6,537,985	
(3) Land	1,551,385		1,551,385		---		1,551,385	
(4) Others	1,145,288		1,137,563		Δ7,724		868,483	
Total Tangible Fixed Assets	16,840,178	29.3	16,246,084	30.3	Δ594,093	Δ3.5	16,152,152	30.2
2. Intangible fixed assets	153,716	0.3	143,762	0.3	Δ9,953	Δ6.5	124,258	0.2
3. Investments and other assets								
(1) Investment securities	13,010,056		14,639,087		1,629,031		14,027,999	
(2) Deferred taxable assets	50,676		48,060		Δ2,616		48,990	
(3) Others	533,248		687,066		153,817		669,201	
Allowance for doubtful accounts	Δ181,673		Δ305,631		Δ123,957		Δ257,897	
Total Investments and Other Assets	13,412,308	23.3	15,068,583	28.1	1,656,274	12.3	14,488,294	27.1
Total Fixed Assets	30,406,203	52.9	31,458,431	58.7	1,052,227	3.5	30,764,705	57.5
Total Assets	57,540,729	100.0	53,595,628	100.0	Δ3,945,101	Δ6.9	53,443,401	100.0

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes and accounts payable	11,017,105		7,402,363		Δ3,614,741		7,160,219	
2. Short-term borrowings	192,500		190,000		Δ2,500		190,000	
3. Accrued income tax, etc.	454,092		220,720		Δ233,372		379,249	
4. Allowance for bonuses	1,275,013		689,883		Δ585,129		458,207	
5. Reserve for officers' bonuses	---		2,132		2,132		11,551	
6. Others	1,925,428		1,920,317		Δ5,111		1,586,428	
Total Current Liabilities	14,864,140	25.8	10,425,417	19.5	Δ4,438,722	Δ29.9	9,785,656	18.3
II. Fixed Liabilities								
1. Deferred taxable liabilities	264,308		496,983		232,674		425,817	
2. Reserve for retirement allowance	37,958		37,632		Δ325		37,309	
3. Others	100,478		77,331		Δ23,147		77,331	
Total Fixed Liabilities	402,744	0.7	611,947	1.1	209,202	51.9	540,458	1.0
Total Liabilities	15,266,885	26.5	11,037,364	20.6	Δ4,229,520	Δ27.7	10,326,114	19.3
(Net Assets)								
I. Shareholders' Equity								
1. Capital	7,117,251	12.4	7,117,251	13.3	---	---	7,117,251	13.3
2. Capital surplus	6,229,282	10.8	6,229,282	11.6	---	---	6,229,282	11.7
3. Earned surplus	30,317,418	52.7	31,282,387	58.4	964,968	3.2	31,916,775	59.7
4. Treasury stock	Δ2,445,631	Δ4.3	Δ3,210,661	Δ6.0	Δ765,029	31.3	Δ3,210,282	Δ6.0
Total shareholders' equity	41,218,320	71.6	41,418,259	77.3	199,939	0.5	42,053,026	78.7
II. Valuation and Translation Difference, etc.								
1. Other revaluation balance of securities	956,513	1.7	1,022,426	1.9	65,913	6.9	921,409	1.7
2. Exchange rate adjusting accounts	99,009	0.2	79,494	0.1	Δ19,515	Δ19.7	114,913	0.2
Total valuation and translation difference, etc.	1,055,523	1.9	1,101,920	2.0	46,397	4.4	1,036,322	1.9
3. New Share Subscription Rights	---	---	38,083	0.1	38,083	---	27,937	0.1
Total Net Assets	42,273,843	73.5	42,558,263	79.4	284,419	0.7	43,117,286	80.7
Total Liabilities and Net Assets	57,540,729	100.0	53,595,628	100.0	Δ3,945,101	Δ6.9	53,443,401	100.0

2. Quarterly Consolidated (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) Previous Year (Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	11,734,789	100.0	9,109,115	100.0	Δ2,625,674	Δ22.4	42,652,842	100.0
II. Sales Cost	9,992,611	85.2	8,001,056	87.8	Δ1,991,554	Δ19.9	36,655,113	85.9
Gross profit on sales	1,742,177	14.8	1,108,058	12.2	Δ634,119	Δ36.4	5,997,728	14.1
III. Selling and General Administration Expenses								
1. Freight and packaging cost	180,849		152,888		Δ27,960		676,979	
3. Wage allowances	147,946		147,676		Δ270		739,903	
4. Transfer to reserve for bonus	75,694		40,982		Δ34,711		94,495	
5. Transfer to reserve for officers' bonuses	---		2,132		2,132		11,551	
6. Transfer to reserve for retirement allowance	10,620		9,269		Δ1,350		42,620	
7. Transfer to allowance for doubtful accounts	2,569		20,564		17,995		5,701	
8. Others	454,583		385,887		Δ68,695		1,682,865	
Total Selling and General Administration Expenses	872,262	7.4	759,402	8.3	Δ112,860	Δ12.9	3,254,116	7.6
Operating profit	869,914	7.4	348,655	3.9	Δ521,259	Δ59.9	2,743,612	6.5
IV. Non-operating Revenue								
1. Interest received	5,453		7,841		2,388		26,155	
2. Dividend received	13,531		17,930		4,398		33,578	
3. Investment profit by equity method	166,670		166,851		180		704,296	
4. Rent income	---		---		---		90,662	
5. Exchange profit	---		49,412		49,412		---	
6. Others	70,546		57,852		Δ12,694		242,573	
Total Non-operating Revenue	256,202	2.2	299,888	3.3	43,686	17.1	1,097,265	2.6
V. Non-operating Expenses								
1. Interest paid	297		571		273		1,614	
2. Loss on retirement of inventories	---		17,557		17,557		28,116	
3. Exchange loss	10,876		---		Δ10,876		---	
4. Loss of investment association	---		---		---		45,290	
5. Loss on sale of accounts receivable	5,366		---		Δ5,366		26,763	
6. Rent payment	10,273		---		Δ10,273		40,472	
7. Transfer to allowance for doubtful accounts	8,481		55,790		47,309		85,204	
8. Others	5,818		31,565		25,747		32,484	
Total Non-operating Expenses	41,113	0.4	105,485	1.2	64,371	156.6	259,947	0.6
Ordinary Profit	1,085,003	9.2	543,059	6.0	Δ541,944	Δ49.9	3,580,931	8.5

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) Previous Year (Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
VI. Extraordinary Profits								
1. Profit on sale of investment securities	---		---		---		513,965	
2. Profit on sale of fixed assets	3,867		2,000		Δ1,867		17,537	
3. Others	3,947		1,247		Δ2,699		47,133	
Total Extraordinary Profits	7,814	0.1	3,247	0.0	Δ4,567	Δ58.4	578,635	1.3
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	51		---		Δ51		1,424	
2. Loss on retirement of fixed assets	70		130		59		111,345	
3. Loss on retirement of inventories	---		1,074		1,074		572,980	
4. Others	---		5,145		5,145		70,357	
Total Extraordinary Losses	121	0.0	6,350	0.1	6,228	---	756,108	1.8
Quarterly (current) net profit before taxes, etc.	1,092,696	9.3	539,956	5.9	Δ552,739	Δ50.6	3,403,458	8.0
Corporate income tax, etc.	478,509	4.1	264,582	2.9	Δ213,926	Δ44.7	1,189,914	2.8
Quarterly (current) net profit	614,187	5.2	275,373	3.0	Δ338,813	Δ55.2	2,213,543	5.2

3. Statement of Quarterly Consolidated (Condensed) Shareholders' Equity Fluctuation

First Quarter of Previous Consolidated Accounting Period (From April 1, 2006 to June 30, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated accounting period in the first quarter					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus			Δ1,170,580		Δ1,170,580
Officer's bonuses			Δ8,393		Δ8,393
Net profit in the first quarter			614,187		614,187
Acquisition of treasury stock				Δ1,494	Δ1,494
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the first quarter (net amount)					
Total fluctuating amount during the consolidated accounting period in the first quarter (in thousands of yen)	15,764	15,764	Δ564,786	Δ1,494	Δ534,751
Balance as of June 30, 2006 (in thousands of yen)	7,117,251	6,229,282	30,317,418	Δ2,445,631	41,218,320

	Valuation and translation difference, etc.			Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.	
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	42,927,494
Fluctuating amount during the consolidated accounting period in the first quarter				
Issue of new shares				31,529
Dividend of surplus				Δ1,170,580
Officer's bonuses				Δ8,393
Net profit in the first quarter				614,187
Acquisition of treasury stock				Δ1,494
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the first quarter (net amount)	Δ119,572	673	Δ118,898	Δ118,898
Total fluctuating amount during the consolidated accounting period in the first quarter (in thousands of yen)	Δ119,572	673	Δ118,898	Δ653,650
Balance as of June 30, 2006 (in thousands of yen)	956,513	99,009	1,055,523	42,273,843

First Quarter of Current Consolidated Accounting Period (From April 1, 2007 to June 30, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026
Fluctuating amount during the consolidated accounting period in the first quarter					
Dividend of surplus			Δ909,761		Δ909,761
Net profit in the first quarter			275,373		275,373
Acquisition of treasury stock				Δ379	Δ379
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the first quarter (net amount)					
Total fluctuating amount during the consolidated accounting period in the first quarter (in thousands of yen)	---	---	Δ634,388	Δ379	Δ634,767
Balance as of June 30, 2007 (in thousands of yen)	7,117,251	6,229,282	31,282,387	Δ3,210,661	41,418,259

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286
Fluctuating amount during the consolidated accounting period in the first quarter					
Dividend of surplus					Δ909,761
Net profit in the first quarter					275,373
Acquisition of treasury stock					Δ379
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the first quarter (net amount)	101,017	Δ35,418	65,598	10,145	75,743
Total fluctuating amount during the consolidated accounting period in the first quarter (in thousands of yen)	101,017	Δ35,418	65,598	10,145	Δ559,023
Balance as of June 30, 2007 (in thousands of yen)	1,022,426	79,494	1,101,920	38,083	42,558,263

Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus			Δ1,170,580		Δ1,170,580
Officers' bonuses			Δ8,393		Δ8,393
Current net profit			2,213,543		2,213,543
Acquisition of treasury stock				Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated accounting period (in thousands of yen)	15,764	15,764	1,034,570	Δ766,145	299,954
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated accounting period					
Issue of new shares					31,529
Dividend of surplus					Δ1,170,580
Officers' bonuses					Δ8,393
Current net profit					2,213,543
Acquisition of treasury stock					Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ154,676	16,576	Δ138,099	27,937	Δ110,161
Total fluctuating amount during the consolidated accounting period (in thousands of yen)	Δ154,676	16,576	Δ138,099	27,937	189,792
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286

4. Quarterly Consolidated (Condensed) Cash Flow Statement

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2007)	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2008)	(Reference) Previous Year (Fiscal Year ending March 31, 2007)
	Amount	Amount	Amount
I. Cash flow from operation activities			
Quarterly (current) net profit before taxes, etc.	1,092,696	539,956	3,403,458
Depreciation costs	586,782	582,617	2,533,384
Stock compensation expenses	---	10,386	27,937
Investment profit by equity method	Δ166,670	Δ166,851	Δ704,296
Profit on sale of investment securities	---	Δ254	Δ513,965
Profit on sale of fixed assets	Δ3,867	Δ2,000	Δ17,537
Loss on sale of fixed assets	51	---	1,424
Stock issuance expenses	359	---	703
Loss on retirement of tangible fixed assets	70	130	111,345
Valuation loss on investment securities, etc.	---	6,309	50,715
Exchange loss (profit)	10,771	Δ31,278	18,267
Increase (decrease) in allowance for bonuses	487,216	231,676	Δ329,590
Increase (decrease) in reserve for officers' bonuses	---	Δ9,419	11,551
Increase in reserves for retirement allowance	359	323	Δ289
Increase in allowance for doubtful accounts	9,075	76,253	90,769
Interest and dividends received	Δ18,984	Δ25,772	Δ59,733
Interest paid	297	571	1,614
(Increase) decrease in sales receivables	Δ595,027	Δ867,665	452,606
(Increase) decrease in inventories	Δ538,662	233,920	1,369,146
Increase (decrease) in purchase liabilities	1,101,144	242,143	Δ2,755,741
Increase (decrease) in accrued consumption tax, etc.	107,098	Δ11,388	126,677
(Increase) decrease in other assets	33,850	83,310	Δ193,310
Increase (decrease) in other liabilities	122,395	83,784	Δ129,793
Bonuses to officers paid	Δ8,393	---	Δ8,393
Other	Δ4,375	Δ240	Δ1,659
Subtotal	2,216,186	976,513	3,485,292
Interest and dividends received	356,152	234,548	625,201
Interest paid	Δ295	Δ571	Δ1,600
Corporate income tax, etc., paid	Δ805,556	Δ381,309	Δ1,490,417
Cash flow from operation activities	1,766,488	829,180	2,618,475

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2007)	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2008)	(Reference) Previous Year (Fiscal Year ending March 31, 2007)
	Amount	Amount	Amount
II. Cash flow from investment activities			
Expenditure for placement in term deposits	Δ2,000,000	---	Δ1,235,000
Revenue from refund of term deposits	2,000,000	500,000	1,210,039
Expenditure for acquisition of tangible fixed assets	Δ390,593	Δ710,623	Δ1,551,582
Revenue from sale of tangible fixed assets	16,774	2,000	34,120
Expenditure for acquisition of intangible fixed assets	Δ22,830	Δ23,050	Δ69,815
Revenue from acquisition of intangible fixed assets	---	---	2,147
Expenditure for acquisition of investment securities	Δ34,951	Δ538,814	Δ1,199,134
Revenue from sale of investment securities	1,182	4,733	829,669
Expenditure for lending	---	Δ27,599	Δ83,134
Revenue from collection of loans	37,965	120	90,610
Others	105	---	163
Cash flow from investment activities	Δ392,348	Δ793,234	Δ1,971,915
III. Cash flow from financing activities			
Expenditure for repayment of long-term borrowings	Δ1,500	---	Δ4,000
Proceeds from stocks issued	31,170	---	30,826
Expenditure for acquisition of treasury stock	Δ1,494	Δ379	Δ766,145
Dividends paid	Δ924,794	Δ645,189	Δ1,168,472
Cash flow from financing activities	Δ896,618	Δ645,568	Δ1,907,791
IV. Conversion difference in cash and cash equivalents	Δ802	6,897	10,284
V. Increase (decrease) in cash and cash equivalents	476,719	Δ602,725	Δ1,250,947
VI. Balance of cash and cash equivalents at the beginning of year	5,308,645	4,057,698	5,308,645
VII. Balance of cash and cash equivalent as of the end of the quarter (end of period)	5,785,365	3,454,972	4,057,698

1. Quarterly (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	5,826,354		2,750,465		Δ3,075,889		3,776,726	
2. Notes receivable	1,819,366		2,179,679		360,312		1,730,943	
3. Accounts receivable	7,948,642		7,462,055		Δ486,587		6,876,113	
4. Inventories	7,142,955		4,911,597		Δ2,231,358		5,237,430	
5. Deferred taxable assets	182,192		243,700		61,508		243,700	
6. Others	1,148,989		1,271,344		122,354		1,300,857	
Allowance for doubtful accounts	Δ43,841		Δ78,081		Δ34,239		Δ49,125	
Total Current Assets	24,024,660	51.1	18,740,760	44.1	Δ5,283,899	Δ22.0	19,116,647	45.4
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	6,668,462		6,479,073		Δ189,388		6,468,595	
(2) Machinery and Equipment	6,525,463		6,150,151		Δ375,311		6,340,324	
(3) Land	1,391,077		1,391,077		---		1,391,077	
(4) Construction in progress	897,011		834,506		Δ62,505		583,003	
(5) Others	703,309		728,908		25,598		717,482	
Total tangible fixed assets	16,185,323	34.4	15,583,716	36.7	Δ601,607	Δ3.7	15,500,483	36.8
2. Intangible fixed assets	149,945	0.3	140,622	0.3	Δ9,323	Δ6.2	120,960	0.3
3. Investments and other assets								
(1) Investment securities	2,934,360		3,673,111		738,750		2,982,268	
(2) Stocks of affiliated companies	3,219,463		3,886,211		666,747		3,881,368	
(3) Others	728,104		775,883		47,778		758,147	
Allowance for doubtful accounts	Δ182,861		Δ305,291		Δ122,429		Δ256,908	
Total investments and other assets	6,699,067	14.2	8,029,914	18.9	1,330,846	19.9	7,364,875	17.5
Total Fixed Assets	23,034,336	48.9	23,754,253	55.9	719,916	3.1	22,986,318	54.6
Total Assets	47,058,997	100.0	42,495,014	100.0	Δ4,563,983	Δ9.7	42,102,966	100.0

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes payable	5,712,711		3,400,633		Δ2,312,078		3,918,574	
2. Accounts payable	4,719,666		3,377,312		Δ1,342,354		2,547,407	
3. Short-term borrowings	190,000		190,000		---		190,000	
4. Accrued income tax, etc.	367,610		141,608		Δ226,001		142,973	
5. Equipment notes payable	509,206		626,831		117,624		753,760	
6. Allowance for bonuses	1,019,218		486,029		Δ533,189		317,262	
7. Others	1,330,242		1,198,417		Δ131,824		730,095	
Total Current Liabilities	13,848,655	29.4	9,420,832	22.2	Δ4,427,823	Δ32.0	8,600,074	20.4
II. Fixed Liabilities								
1. Deferred taxable liabilities	264,308		400,029		135,721		332,224	
2. Others	98,978		75,831		Δ23,147		75,831	
Total Fixed Liabilities	363,286	0.8	475,860	1.1	112,574	31.0	408,055	1.0
Total Liabilities	14,211,942	30.2	9,896,693	23.3	Δ4,315,249	Δ30.4	9,008,130	21.4

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (End of the First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (End of the First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) End of the Previous Year (End of the Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
(Net Assets)								
I. Shareholders' Equity								
1. Capital	7,117,251	15.1	7,117,251	16.7	---	---	7,117,251	16.9
2. Capital surplus								
(1) Capital reserve	6,229,282		6,229,282		---		6,229,282	
Total capital surplus	6,229,282	13.3	6,229,282	14.7	---	---	6,229,282	14.8
3. Earned surplus								
(1) Earned surplus reserve	748,262		748,262		---		748,262	
(2) Other earned surplus								
Reserve for dividends	171,600		171,600		---		171,600	
Reserve for advanced depreciation of fixed assets	59,989		51,440		Δ8,548		51,440	
Reserve for special depreciation	2,489		564		Δ1,925		564	
Contingent reserve	18,130,000		19,130,000		1,000,000		18,130,000	
Earned surplus carried forward	1,879,045		1,304,749		Δ574,295		2,910,894	
Total Earned Surplus	20,991,386	44.6	21,406,617	50.4	415,231	2.0	22,012,762	52.2
4. Treasury stock	Δ2,445,631	Δ5.2	Δ3,210,661	Δ7.6	Δ765,029	31.3	Δ3,210,282	Δ7.6
Total shareholders' equity	31,892,288	67.8	31,542,489	74.2	Δ349,798	Δ1.1	32,149,013	76.3
II. Valuation and Translation Difference, etc.								
1. Other securities valuation differences	954,766	2.0	1,017,747	2.4	62,981	6.6	917,884	2.2
Total valuation and translation difference, etc.	954,766	2.0	1,017,747	2.4	62,981	6.6	917,884	2.2
III. New Share Subscription Rights	---	---	38,083	0.1	38,083	---	27,937	0.1
Total Net Assets	32,847,055	69.8	32,598,320	76.7	Δ248,734	Δ0.8	33,094,836	78.6
Total Liabilities and Net Assets	47,058,997	100.0	42,495,014	100.0	Δ4,563,983	Δ9.7	42,102,966	100.0

2. Quarterly (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2007)		Current Quarter (First Quarter of the Fiscal Year ending March 31, 2008)		Increase or decrease		(Reference) Previous Year (Fiscal Year ending March 31, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	11,011,804	100.0	8,531,839	100.0	Δ2,479,965	Δ22.5	39,672,925	100.0
II. Sales Cost	9,532,344	86.6	7,645,808	89.6	Δ1,886,536	Δ19.8	34,774,811	87.7
Gross profit on sales	1,479,459	13.4	886,031	10.4	Δ593,428	Δ40.1	4,898,113	12.3
III. Selling and General Administration Expenses	850,896	7.7	742,665	8.7	Δ108,230	Δ12.7	3,127,136	7.9
Operating profit	628,563	5.7	143,365	1.7	Δ485,197	Δ77.2	1,770,976	4.4
IV. Non-operating Revenue	575,359	5.2	496,636	5.8	Δ78,722	Δ13.7	1,281,288	3.2
V. Non-operating Expense	78,687	0.7	151,964	1.8	73,277	93.1	407,983	1.0
Ordinary profit	1,125,234	10.2	488,036	5.7	Δ637,197	Δ56.6	2,644,281	6.6
VI. Extraordinary Profit	3,866	0.0	2,495	0.0	Δ1,371	Δ35.5	577,201	1.5
VII. Extraordinary Losses	121	0.0	5,222	0.1	5,100	---	744,250	1.9
Quarterly (current) net profit before taxes, etc.	1,128,979	10.2	485,309	5.6	Δ643,669	Δ57.0	2,477,232	6.2
Corporate income tax, etc.	393,573	3.5	181,692	2.1	Δ211,880	Δ53.8	720,450	1.8
Quarterly (current) net profit	735,405	6.7	303,617	3.5	Δ431,788	Δ58.7	1,756,781	4.4

3. Statement of Quarterly (Condensed) Shareholders' Equity Fluctuation

Previous First Quarter (From April 1, 2006 to June 30, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2006	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the accounting period in the first quarter								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus Note 2					Δ1,170,580	Δ1,170,580		Δ1,170,580
Quarterly net profit					735,405	735,405		735,405
Acquisition of treasury stock							Δ1,494	Δ1,494
Fluctuating amount of items other than shareholders' equity during the accounting period in the first quarter (net amount)								
Total fluctuating amount during the accounting period in the first quarter	15,764	15,764	15,764	---	Δ435,174	Δ435,174	Δ1,494	Δ405,139
Balance as of June 30, 2006	7,117,251	6,229,282	6,229,282	748,262	20,243,124	20,991,386	Δ2,445,631	31,892,288

	Valuation and translation difference, etc.		Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.	
Balance as of March 31, 2006	1,073,469	1,073,469	33,370,897
Fluctuating amount during the accounting period in the first quarter			
Issue of new shares			31,529
Dividend of surplus Note 2			Δ1,170,580
Quarterly net profit			735,405
Acquisition of treasury stock			Δ1,494
Fluctuating amount of items other than shareholders' equity during the accounting period in the first quarter (net amount)	Δ118,703	Δ118,703	Δ118,703
Total fluctuating amount during the accounting period in the first quarter	Δ118,703	Δ118,703	Δ523,842
Balance as of June 30, 2006	954,766	954,766	32,847,055

Note: 1. Details of other earned surplus are as follows.

(Shown by rounding down less than one thousand yen)

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the accounting period in the first quarter							
Accumulation of reserve for advanced depreciation of fixed assets Note 2		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets Note 2		Δ7,479				7,479	---
Reversal of reserve for special account of advanced depreciation of fixed assets Note 2			Δ41,166			41,166	---
Reversal of reserve for special depreciation Note 2				Δ1,925		1,925	---
Accumulation of contingent reserve Note 2					2,000,000	Δ2,000,000	---
Dividend of surplus Note 2						Δ1,170,580	Δ1,170,580
Quarterly net profit						735,405	735,405
Total fluctuating amount during the accounting period in the first quarter	---	55,380	Δ41,166	Δ1,925	2,000,000	Δ2,447,462	Δ435,174
Balance as of June 30, 2006	171,600	59,989	---	2,489	18,130,000	1,879,045	20,243,124

Note: 2. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

Accounting Period in the Current First Quarter (From April 1, 2007 to June 30, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2007	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013
Fluctuating amount during the accounting period in the first quarter								
Dividend of surplus					Δ909,761	Δ909,761		Δ909,761
Quarterly net profit					303,617	303,617		303,617
Acquisition of treasury stock							Δ379	Δ379
Fluctuating amount of items other than shareholders' equity during the accounting period in the first quarter (net amount)								
Total fluctuating amount during the accounting period in the first quarter	---	---	---	---	Δ606,144	Δ606,144	Δ379	Δ606,523
Balance as of June 30, 2007	7,117,251	6,229,282	6,229,282	748,262	20,658,355	21,406,617	Δ3,210,661	31,542,489

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2007	917,884	917,884	27,937	33,094,836
Fluctuating amount during the accounting period in the first quarter				
Dividend of surplus				Δ909,761
Quarterly net profit				303,617
Acquisition of treasury stock				Δ379
Fluctuating amount of items other than shareholders' equity during the accounting period in the first quarter (net amount)	99,863	99,863	10,145	110,008
Total fluctuating amount during the accounting period in the first quarter	99,863	99,863	10,145	Δ496,515
Balance as of June 30, 2007	1,017,747	1,017,747	38,083	32,598,320

Note: 1. Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2007	171,600	51,440	564	18,130,000	2,910,894	21,264,500
Fluctuating amount during the accounting period in the first quarter						
Accumulation of contingent reserve				1,000,000	Δ1,000,000	---
Dividend of surplus					Δ909,761	Δ909,761
Quarterly net profit					303,617	303,617
Total fluctuating amount during the accounting period in the first quarter	---	---	---	1,000,000	Δ1,606,144	Δ606,144
Balance as of June 30, 2007	171,600	51,440	564	19,130,000	1,304,749	20,658,355

Previous Business Year (From April 1, 2006 to March 31, 2007)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2006	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the current business year								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus Note 2					Δ1,170,580	Δ1,170,580		Δ1,170,580
Current net profit					1,756,781	1,756,781		1,756,781
Acquisition of treasury stock							Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the current business year (net amount)								
Total fluctuating amount during the current business year	15,764	15,764	15,764	---	586,201	586,201	Δ766,145	Δ148,414
Balance as of June 30, 2007	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the current business year				
Issue of new shares				31,529
Dividend of surplus Note 2				Δ1,170,580
Current net profit				1,756,781
Acquisition of treasury stock				Δ766,145
Fluctuating amount of items other than shareholders' equity during the current business year (net amount)	Δ155,584	Δ155,584	27,937	Δ127,647
Total fluctuating amount during the current business year	Δ155,584	Δ155,584	27,937	Δ276,061
Balance as of June 30, 2006	917,884	917,884	27,937	33,094,836

Note: 1. Details of other earned surplus are as follows.

(Shown by rounding down less than one thousand yen)

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the current business year							
Accumulation of reserve for advanced depreciation of fixed assets Note 2		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets Note 2		Δ7,479				7,479	---
Reversal of reserve for advanced depreciation of fixed assets		Δ8,548				8,548	---
Reversal of reserve for special account of advanced depreciation of fixed assets Note 2			Δ41,166			41,166	---
Reversal of reserve for special depreciation Note 2				Δ1,925		1,925	---
Reversal of reserve for special depreciation				Δ1,925		1,925	---
Accumulation of contingent reserve Note 2					2,000,000	Δ2,000,000	---
Dividend of surplus Note 2						Δ1,170,580	Δ1,170,580
Current net profit						1,756,781	1,756,781
Total fluctuating amount during the current business year	---	46,831	Δ41,166	Δ3,850	2,000,000	Δ1,415,613	586,201
Balance as of March 31, 2007	171,600	51,440	---	564	18,130,000	2,910,894	21,264,500

Note: 2. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

END